Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On October 21, 2003 Palm and Handspring issued a joint press release regarding the settlement of lawsuits concerning the Palm’s acquisition of Handspring. The text of the press release follows.

Handspring, Inc. Christopher Downing Ruder Finn/Switzer, Inc. (415) 348-2733 downingc@ruderfinnswitzer.com	Palm, Inc Marlene Somsak 408.503.2592 marlene.somsak@corp.palm.com

Handspring and Palm Agree to Settlement of Lawsuits Concerning Acquisition

MOUNTAIN VIEW, Calif. and MILPITAS, Calif., October 21 /PRNewswire-FirstCall/—Handspring, Inc. (Nasdaq: HAND) and Palm, Inc. (Nasdaq: PALM) today jointly announced that they had entered into a memorandum of understanding with counsel to the plaintiffs in two lawsuits relating to the proposed acquisition of Handspring by Palm. The lawsuits, Kathleen Goldhirsch v. Handspring, Inc. and Varant Majarian v. Handspring, Inc., were filed June 17 and June 19, 2003, respectively, in the Court of Chancery in the State of Delaware, New Castle County.

Under the terms of the memorandum, Handspring, Palm and the plaintiffs to the above-named actions have agreed, subject to approval by the court, to enter into a settlement with respect to all claims raised by the plaintiffs to the lawsuit. If the court approves the settlement contemplated in the memorandum, the lawsuits will be dismissed. The terms of the settlement contemplated by the memorandum require that additional disclosure be made concerning the merger. This disclosure is contained in a Form 8-K filed by Handspring today with the Securities and Exchange Commission. The parties also agreed that plaintiffs may seek attorneys’ fees and costs in the amount of $215,000 that Handspring will pay if the attorney’s fees and costs are granted by the court. There will be no other settlement payment by Handspring or Palm. However, there can be no assurance that the court will approve the proposed settlement or that any ultimate settlement will be under the same terms as those contemplated by the memorandum.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (650.230.5070 or InvestorRelations@handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip Meintzer at 408.400.3000 or Kip.Meintzer@palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with SEC on July 3, 2003. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (650.230.5070 or InvestorRelations@handspring.com).

About Handspring, Inc.

Handspring is a leading innovator in personal communications and handheld computing. The company’s products include the Treo wireless smartphones and client and server software for fast Web access from handheld devices and mobile phones. Today Handspring sells its products and accessories at www.handspring.com and through select Internet, retail and carrier partners in the United States, Europe, Asia, Australia, New Zealand, Canada, the Middle East and Mexico/Latin America.

Handspring, the Handspring logo, Treo, and the Treo logo, are trademarks of Handspring, Inc. and may be registered in certain jurisdictions. All other brand names are trademarks of their respective owners.

About Palm, Inc.

Information about Palm, Inc. is also available at http://www.palm.com/aboutpalm.

Palm is a trademark of Palm, Inc.